Tabcorp

Tabcorp Holdings Limited
ACN 063 780 709

5 Bowen Crescent
Melbourne Australia 3004
GPO Box 1943
Melbourne Australia 3001

Telephone 61 3 9868 2100
Facsimile 61 3 9868 2300

6 April 2006

Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3-2
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

Re: Tabcorp Holdings Limited -- Rule 12g3-2(b) Exemption
File No. 82-3841

Dear Sirs,

The enclosed information is being furnished by Tabcorp Holdings Limited ("Tabcorp") under paragraph (b) (1) (i) of Rule 12g3-2 under the Securities Exchange Act of 1934 (the "Exchange Act"). Tabcorp's file number is indicated in the upper right hand corner of each unbound page and the first page of each bound document furnished herewith. In accordance with paragraphs (b) (4) and (b) (5) of the rule, the documents furnished herewith are being furnished with the understanding that such documents will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents shall constitute an admission for any purpose that Tabcorp is subject to the Exchange Act.

If you have any questions with regard to this information, please contact (collect) the undersigned at +61 3 9868 2112.

Yours truly,

Michael Scott
Manager Secretariat and Shareholder Relations

Enc.

5 April 2006

Radio 2KY and Sport 927 form historic partnership to share broadcasts

Sydney radio station 2KY and Melbourne's Sport 927 begin sharing race broadcasts next month to ensure listeners get to hear the best racing action from New South Wales and Victoria.

The two stations announced today they had formalised an agreement to share race broadcasts across both stations, starting Thursday 18 May 2006.

Under the agreement, 2KY will continue to produce programs from its Sydney studios including the Big Sports Breakfast, Greg Radley's Race Day program, Football Fever and Hi-Tide. Sport 927 will continue producing programs from its Melbourne studios and provide shared racing radio services and midnight to dawn programming.

Sky Racing Network Chief Operating Officer Peter Caillard said the agreement was a fantastic outcome for the two radio stations, race enthusiasts and the Australian racing industry.

"We are excited about working more closely with the Victorian racing industry's Sport 927 to enhance our premier race broadcasting service," Mr Caillard said.

"2KY and Sport 927 are recognised as leaders in race broadcasting. This partnership ensures listeners from both stations will hear the very best of Victorian and NSW race coverage and news as it breaks," he said.

"The pooled programming arrangements create synergies for the two stations, maximises wagering revenue and provides a great platform for the future of Australia's vibrant racing industry."

Sport 927 General Manager Noel Crowe said: "This is a very exciting development for both 2KY and Sport 927. Listeners throughout New South Wales and Victoria will benefit from the two stations sharing the very best racing expertise and talent available."

For more information contact:
Elise Sullivan
Media Relations Manager, Tabcorp
Tel: (03) 9868 2326 or 0438 308 643
Email: sullivane@tabcorp.com.au